Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$12,000,000.00	$368.40	(1)

(1) The filing fee of $368.40 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $508,047.17 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $368.40 is offset against the registration fee due for this offering and of which $507,678.77 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2007—MTNDD119, Dated June 21, 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$12,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon a Basket of Currencies Due June 26, 2008

•

The notes will bear interest at a variable rate which may be zero, but will not be less than zero. Interest on the notes, if any, is payable quarterly on the twenty-sixth day of each March, June, September and December, beginning on September 26, 2007 and ending on the maturity date.

•

The interest rate for any quarterly interest period will be based on the percentage decline, if any, in the value of a basket of currencies consisting of the European Union euro and the Swiss franc each relative to the U.S. dollar from the date of this pricing supplement to the second business day before the interest payment date for that period (as more fully described in this pricing supplement).

•	The notes will mature on June 26, 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note	Total

Public Offering Price	US$1,000.00	US$12,000,000

Agent’s Discount	US$ 10.00	US$ 120,000

Proceeds to Citigroup Funding Inc. (before expenses)	US$ 990.00	US$11,180,000

Investment Products	Not FDIC Insured	No Bank Guarantee

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Notes Based Upon a Basket of Currencies Due June 26, 2008. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. The interest rate on the notes for any quarterly interest period is variable and will be based on the percentage decline, if any, in the value of a basket of currencies consisting of the European Union euro and the Swiss franc, which we refer to as the basket currencies, each relative to the U.S. dollar from the date of this pricing supplement, which we refer to as the pricing date, to the second business day before the interest payment date for that period. We refer to the second business day before an interest payment date as an interest determination date. For any quarterly interest period, the interest rate on the notes may equal but will not be less than zero. Because the basket return percentage and the interest rate on the notes are negatively correlated, the interest rate applicable to an interest period will be positive only if the basket return percentage for that interest period is negative. At maturity, the notes pay an amount that will equal your initial investment in the notes plus any accrued, unpaid interest due at maturity.

The notes mature on June 26, 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

The notes are not a suitable investment for investors who require regular fixed income payments since the interest rate is variable and may be zero. The notes may be an appropriate investment for investors expecting the European Union euro and the Swiss franc to decline in value relative to the U.S. dollar at one or more times over the term of the notes.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk if the notes are held until maturity, regardless of the performance of the basket currencies relative to the U.S. dollar over the term of the notes. However, because the notes are not principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity. See “Risk Factors Relating to the Notes” for further information.

Will I Receive Interest on the Notes?

Any interest payable on the notes will be paid in cash quarterly on the twenty-sixth day of each March, June, September and December, beginning on September 26, 2007 and ending on the maturity date. We refer to each of these quarterly interest payment dates as an interest payment date and each three-month period from and including an interest payment date (or the date of issuance for the first such period) to but excluding the next interest payment date or the maturity date as an interest period. The interest rate applicable to an interest period will be determined on the second business day before the relevant interest payment date. During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each quarterly interest period is considered to be 90 days.

The per annum interest rate for any quarterly interest period will equal the product of (a) –1 ; (b) the basket return percentage and (c) a participation rate of 200%, provided that the interest rate will not be less than zero. The per annum interest rate calculated for any quarterly interest period is applicable only to that quarterly interest period; interest payments for any other quarterly interest period will vary and may be zero. The interest payment amount per note for any quarterly interest period will equal the product of US$1,000 and the per annum interest rate applicable to that quarterly interest period divided by 4.

The basket return percentage will equal the average of the percentage change in the value of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the pricing date to the relevant interest determination date, as more fully described below. Because the basket return percentage and the interest rate on the notes are negatively correlated, the interest rate applicable to an interest period will be positive only if the basket return percentage for that interest period is negative. If the basket return percentage is negative, the amount of interest you will receive for that interest period will be greater than the return on an instrument directly linked to the basket currencies due to the participation rate.

Because the interest rate for any quarterly interest period is determined using the ending exchange rates on the relevant interest determination date, the interest rate applicable to that interest period will not change after the interest determination date even though the exchange rates may continue to fluctuate through the end of that interest period.

How is the Basket Return Percentage Defined?

The basket return percentage will equal the sum of the currency return for each of the basket currencies, expressed as a percentage.

The currency return for each of the basket currencies will equal the following fraction:

Ending Exchange Rate – Starting Exchange Rate	×	Allocation Percentage
Starting Exchange Rate

The allocation percentage for each of the basket currencies will equal 50%.

The starting exchange rate will equal each of the EUR/USD and CHF/USD exchange rates, as applicable, on the pricing date or, 1.3399 and 0.8061, respectively.

The ending exchange rate for an interest period will equal each of the EUR/USD and CHF/USD exchange rates, as applicable, on the second business day prior to the interest payment date for that period.

The EUR/USD exchange rate will equal the European Union euro/U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York City time) on the relevant date.

The CHF/USD exchange rate will equal the Swiss franc/U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one Swiss franc, calculated as 1 divided by the USD/CHF exchange rate as reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York City time) on the relevant date.

If either of the EUR/USD or the USD/CHF exchange rates is not so reported on Reuters page “1FED” or any substitute page thereto, then the EUR/USD or the USD/CHF exchange rate, as applicable, will equal the noon buying rate in New York for cable transfers in the relevant foreign currency as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the relevant date. If the Noon Buying Rate is not announced on that date, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

Each exchange rate used to measure the performance of the basket currencies is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant basket currency. Thus, an increase in a basket currency’s exchange rate means that the value of that currency has increased. For example, if CHF/USD exchange rate has increased from 1.00 to 2.00, it means the value of one Swiss franc (as measured against U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in a basket currency’s exchange rate means that the value of that currency has decreased.

For more specific information about the “basket return percentage,” the “currency return” and the determination of exchange rates, please see “Description of the Notes — Basket Return Percentage” in this pricing supplement.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly linked to the basket currencies. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on June 26, 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus any accrued and unpaid interest.

Where Can I Find Examples of Hypothetical Interest Payments?

For examples of hypothetical interest payments, see “Description of the Notes — Hypothetical Interest Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes — The Price at Which

You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least the full amount of the principal amount of your notes if you hold the notes at maturity.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily values of each relevant exchange rate, as reported on Bloomberg, from January 2, 2002 to June 21, 2007, and a table showing the high and low values of each relevant exchange rate for each quarter since the first quarter of 2002. You can find this graph and table in the section “The Basket Currencies and Exchange Rates — Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the value of each basket currency in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or both of the basket currencies or in other instruments, such as options, swaps or futures, based on the relevant exchange rates or the basket currencies. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Payments of stated interest on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize short-term capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products Inc. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the basket currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because the exchange rates for the basket currencies are floating rates, the basket return percentage and therefore the interest rate on the notes will fluctuate. The amount of interest payable on the notes will vary and may be zero. If the average of the value of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the pricing date to the relevant interest determination date has increased, you will not earn any interest during that interest period. This will be true even if the value of one or both of the basket currencies has decreased at one or more times during that interest period.

The Use of a Return on a Basket of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the currency return for each basket currency, a decrease in the value of one currency relative to the U.S. dollar may be substantially or entirely offset by an increase in the value of the other currency in the basket relative to the U.S. dollar during any interest period.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes will bear interest quarterly at a variable rate, which may be positive or zero. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union, Switzerland and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the European Union, Switzerland and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by these and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the

European Union, Switzerland and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value of the basket currencies relative to the U.S. dollar from their respective starting values. For example, decreases in the value of one or both of the basket currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause an increase in the market value of the notes because of the expectation that the interest payments on the notes will increase. Conversely, increases in the value of one or both of the basket currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the notes because of the expectation that the interest payments on the notes will decrease. If you choose to sell your notes when the value of one or both of the basket currencies has increased relative to the U.S. dollar, as measured by one or both of the respective exchange rates being below its starting value, you will likely receive less than the amount you originally invested.

The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of either of the basket currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. However, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may increase the future value of the basket currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, increases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may decrease the future value of the basket currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes. Interest rates may also affect the economies of the countries issuing the basket currencies or of the United States and, in turn, the value of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the basket currencies relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or both of the basket currencies or in the other instruments, such as options, swaps or futures, based upon one or both of the relevant exchange rates or the basket currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup Inc.’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as a decrease in the value of the basket currencies relative to the U.S. dollar.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of either of the basket currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon a Basket of Currencies (the “Notes”) are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. The Interest Rate on the Notes for any quarterly period is variable and will be determined based on the percentage decline, if any, in the value of a basket of currencies consisting of the European Union euro and the Swiss franc, which we refer to as the Basket Currencies, each relative to the U.S. dollar from the Pricing Date to the second Business Day before the Interest Payment Date for that period. We refer to the second Business Day before an Interest Payment Date as an Interest Determination Date. For any quarterly Interest Period the Interest Rate on the Notes may equal but will not be less than zero. Because the Basket Return Percentage and the Interest Rate on the Notes are negatively correlated, the Interest Rate applicable to an Interest Period will be positive only if the Basket Return Percentage for that Interest Period is negative. At maturity the Notes pay an amount that will equal your initial investment in the Notes plus any accrued, unpaid interest due at maturity.

The Notes are not a suitable investment for investors who require regular fixed income payments since the Interest Rate is variable and may be zero. The Notes may be an appropriate investment for investors expecting the European Union euro and the Swiss franc to decline in value relative to the U.S. dollar at one or more times over the term of the Notes.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$12,000,000 (12,000 Notes). The Notes will mature on June 26, 2008, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

Any interest payable on the Notes will be paid in cash quarterly on the twenty-sixth day of each March, June, September and December, beginning on September 26, 2007 and ending on the maturity date. We refer to each of these quarterly interest payment dates as an Interest Payment Date and each three-month period from and including an Interest Payment Date (or the date of issuance for the first such period) to but excluding the next Interest Payment Date or the maturity date as an Interest Period. The Interest Rate applicable to an Interest Period will be determined on the second Business Day before the relevant Interest Payment Date. During each Interest Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each quarterly Interest Period will be considered to be 90 days.

The per annum Interest Rate for any quarterly Interest Period will equal the product of (a) –1 ; (b) the Basket Return Percentage and (c) a Participation Rate of 200%, provided that the Interest Rate will not be less than zero. The per annum Interest Rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary and may be zero. The interest payment amount per Note for any quarterly Interest Period will equal the product of US$1,000 and the per annum Interest Rate applicable to that quarterly Interest Period divided by 4.

The Basket Return Percentage will equal the average of the percentage change in the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the relevant Interest Determination Date, as more fully described below. Because the Basket Return Percentage and the Interest Rate on the Notes are negatively correlated, the Interest Rate applicable to an Interest Period will be positive only if the Basket Return Percentage for that Interest Period is negative. If the Basket Return Percentage is negative, the amount of interest you will receive for that Interest Period will be greater than the return on an instrument directly linked to the Basket Currencies due to the Participation Rate.

Because the Interest Rate for any quarterly Interest Period is determined using the ending exchange rates on the relevant Interest Determination Date, the interest rate applicable to that Interest Period will not change after the Interest Determination Date even though the underlying exchange rates may continue to fluctuate through the end of that Interest Period.

Basket Return Percentage

The Basket Return Percentage will equal the sum of the Currency Returns for each of the Basket Currencies, expressed as a percentage.

The Currency Return for each Basket Currency will equal the following fraction:

Ending Exchange Rate – Starting Exchange Rate	×	Allocation Percentage
Starting Exchange Rate

The Allocation Percentage for each Basket Currency will equal 50%.

The Starting Exchange Rate will equal each of the EUR/USD and CHF/USD Exchange Rates, as applicable, on the Pricing Date or, 1.3399 and 0.8061, respectively.

The Ending Exchange Rate for an Interest Period will equal each of the EUR/USD and CHF/USD Exchange Rates, as applicable, on the Interest Determination Date for that period.

The Pricing Date means June 21, 2007, which is the date of this pricing supplement and the date on which the Notes were priced for initial sale to the public.

The Interest Determination Date for an Interest Period will be the second Business Day before the Interest Payment Date for that period.

The EUR/USD Exchange Rate will equal the European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York City time) on the relevant date.

The CHF/USD Exchange Rate will equal the Swiss franc/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one Swiss franc, calculated as 1 divided by the USD/CHF exchange rate as reported by Reuters on Page “1FED,” or any substitute page, at 10:00 a.m. (New York City time) on the relevant date.

If either of the EUR/USD or the USD/CHF Exchange Rates is not so reported on Reuters page “1FED” or any substitute page thereto, then the EUR/USD or the USD/CHF Exchange Rate, as applicable, will equal the noon buying rate in New York for cable transfers in the relevant foreign currency as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the relevant date. If the Noon Buying Rate is not announced on that date, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference

Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

Each exchange rate used to measure the performance of the Basket Currencies is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has increased. For example, if CHF/USD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Swiss franc (as measured against U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased.

“Business Day” means any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Payment at Maturity

The Notes will mature on June 26, 2008. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus any plus any accrued and unpaid interest.

Hypothetical Interest Payment Examples

The examples below show the hypothetical interest payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Pricing Date: June 25, 2007

•	Issue Date: June 29, 2007

•	Principal amount: US$1,000 per Note

•	Starting Exchange Rate of the EUR/USD Exchange Rate: 1.3500

•	Starting Exchange Rate of the CHF/USD Exchange Rate: 0.8197

•	Allocation Percentage: 50% for each Basket Currency

•	Participation Rate: 200%

•	Quarterly Interest Periods: 90 days in each Interest Period

•	Maturity Date: June 29, 2008

•	The notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual interest payments will depend on the actual Basket Return Percentage, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each of the Basket Currencies, and the actual Participation Rate.

EXAMPLE 1
			Hypothetical Currency Return(2)
Quarterly Interest Period	EUR/USD(1)	CHF/USD(1)	EUR/USD	CHF/USD	Hypothetical Basket Return Percentage(3)	Hypothetical Interest Payment per Note(4)
1	1.5272	0.7225	6.564%	-5.926%	0.637%	$0.00
2	1.4654	0.7721	4.274%	-2.903%	1.372%	$0.00
3	1.2951	0.8615	-2.032%	2.550%	0.519%	$0.00
4	1.4790	0.7909	4.779%	-1.755%	3.024%	$0.00

Sum of Hypothetical Interest Payments per Note						$0.00
Hypothetical Annualized Interest Rate(5)						0.000%

EXAMPLE 2
			Hypothetical Currency Return(2)
Quarterly Interest Period	EUR/USD(1)	CHF/USD(1)	EUR/USD	CHF/USD	Hypothetical Basket Return Percentage(3)	Hypothetical Interest Payment per Note(4)
1	1.3779	0.8597	1.034%	2.442%	3.476%	$0.00
2	1.3220	0.8330	-1.038%	0.810%	-0.228%	$1.14
3	1.5570	0.7284	7.667%	-5.565%	2.102%	$0.00
4	1.4833	0.6940	4.937%	-7.664%	-2.727%	$13.64

Sum of Hypothetical Interest Payments per Note						$14.77
Hypothetical Annualized Interest Rate(5)						1.477%

EXAMPLE 3
			Hypothetical Currency Return(2)
Quarterly Interest Period	EUR/USD(1)	CHF/USD(1)	EUR/USD	CHF/USD	HypotheticalBasket Return Percentage(3)	Hypothetical Interest Payment per Note(4)
1	1.2671	0.9189	-3.070%	6.054%	2.984%	$0.00
2	1.1707	0.8587	-6.640%	2.378%	-4.262%	$21.31
3	1.3630	0.7744	0.480%	-2.760%	-2.280%	$11.40
4	1.4740	1.3350	4.593%	31.436%	36.029%	$0.00

Sum of Hypothetical Interest Payments per Note						$32.71
Hypothetical Annualized Interest Rate(5)						3.271%

EXAMPLE 4
			Hypothetical Currency Return(2)
Quarterly Interest Period	EUR/USD(1)	CHF/USD(1)	EUR/USD	CHF/USD	Hypothetical Basket Return Percentage(3)	Hypothetical Interest Payment per Note(4)
1	1.6112	0.7034	9.673%	-7.091%	2.582%	$0.00
2	1.1667	0.6820	-6.788%	-8.401%	-15.188%	$75.94
3	1.3581	0.8739	0.300%	3.306%	3.606%	$0.00
4	1.3894	1.2262	1.458%	24.800%	26.258%	$0.00

Sum of Hypothetical Interest Payments per Note						$75.94
Hypothetical Annualized Interest Rate(5)						7.594%

EXAMPLE 5
			Hypothetical Currency Return(2)
Quarterly Interest Period	EUR/USD(1)	CHF/USD(1)	EUR/USD	CHF/USD	Hypothetical Basket Return Percentage(3)	Hypothetical Interest Payment per Note(4)
1	1.4268	0.7554	2.844%	-3.922%	-1.078%	$5.39
2	1.6626	0.7403	11.577%	-4.843%	6.734%	$0.00
3	1.3265	0.8698	-0.870%	3.056%	2.185%	$0.00
4	1.2914	0.5959	-2.172%	-13.651%	-15.822%	$79.11

Sum of Hypothetical Interest Payments per Note						$84.50
Hypothetical Annualized Interest Rate(5)						8.450%

EXAMPLE 6
			Hypothetical Currency Return(2)
Quarterly Interest Period					Hypothetical Basket Return Percentage(3)	Hypothetical Interest Payment per Note(4)
	EUR/USD(1)	CHF/USD(1)	EUR/USD	CHF/USD
1	1.5544	0.9865	7.570%	10.175%	17.745%	$0.00
2	1.1635	0.8599	-6.909%	2.453%	-4.456%	$22.28
3	1.1689	0.6945	-6.706%	-7.634%	-14.339%	$71.70
4	1.2966	0.6298	-1.978%	-11.581%	-13.559%	$67.79

Sum of Hypothetical Interest Payments per Note						$161.77
Hypothetical Annualized Interest Rate(5)						16.177%

(1)	Ending Exchange Rate on the Interest Determination Date for that period
(2)	Hypothetical Currency Return for each Basket Currency =
[(Ending Exchange Rate – Starting Exchange Rate)/Starting Exchange Rate] * 50%
(3)	Hypothetical Basket Return Percentage = Sum of Hypothetical Currency Return for EUR/USD and CHF/USD
(4)	Hypothetical Interest Payment per Note = the greater of [US$1,000 * (-1 * Hypothetical Basket Return Percentage * Participation Rate) ÷ 4] and zero
(5)	Hypothetical Annualized Interest Rate =
Sum of Hypothetical Interest Payments per Note over the term of the Notes ÷ US$1,000, expressed as a percentage

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank N.A., will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket Currencies are the European Union euro and the Swiss franc.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the European Union euro in the case of the EUR/USD Exchange Rate and the U.S. dollar and the Swiss franc in the case of the CHF/USD Exchange Rate. Each exchange rate is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in the value of either Basket Currency will cause an increase in its exchange rate, while a decrease in the value of either Basket Currency will cause a decrease in its exchange rate.

The European Union euro is the official currency of the European Union.

The Swiss franc is the official currency of Switzerland.

We have obtained all information in this pricing supplement relating to the European Union euro and the Swiss franc and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Basket Return Percentage” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in either of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	EUR/USD Exchange Rate		CHF/USD Exchange Rate
	High	Low	High	Low
2002
Quarter
First	0.9033	0.8593	0.6082	0.5817
Second	0.9914	0.8750	0.6752	0.5967
Third	1.0117	0.9660	0.6943	0.6580
Fourth	1.0492	0.9707	0.7228	0.6613
2003
Quarter
First	1.1054	1.0362	0.7542	0.7128
Second	1.1909	1.0695	0.7793	0.7176
Third	1.1656	1.0809	0.7580	0.7048
Fourth	1.2595	1.1416	0.8070	0.7262
2004
Quarter
First	1.2842	1.2128	0.8189	0.7715
Second	1.2365	1.1822	0.8084	0.7606
Third	1.2452	1.2011	0.8177	0.7797
Fourth	1.3637	1.2285	0.8842	0.7906
2005
Quarter
First	1.3465	1.2757	0.8710	0.8168
Second	1.3087	1.2032	0.8488	0.7798
Third	1.2542	1.1902	0.8131	0.7669
Fourth	1.2179	1.1670	0.7869	0.7544
2006
Quarter
First	1.2307	1.1820	0.7956	0.7560
Second	1.2926	1.2092	0.8350	0.7666
Third	1.2891	1.2505	0.8174	0.7966
Fourth	1.3343	1.2513	0.8386	0.7856
2007
Quarter
First	1.3386	1.2892	0.8286	0.7977
Second (through June 21)	1.3651	1.3303	0.8322	0.8023

The EUR/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York City time) on June 21, 2007 was 1.3399. The CHF/USD Exchange Rate, calculated as 1 divided by the USD/CHF exchange rate appearing on Reuters page “1FED” at 10:00 a.m. (New York City time) on June 21, 2007 was 0.8061.

The following graphs show the daily values of each of the EUR/USD and CHF/USD Exchange Rates in the period from January 2, 2002 through June 21, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will purchase the Notes at the initial issue price and will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

Payments of Interest. Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize short-term capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment).

U.S. Federal Estate Tax. A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $12,000,000 principal amount of Notes (12,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at those prices less a concession not to exceed $10.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $10.00 per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$12,000,000 principal amount

Principal-Protected Notes

Based Upon a Basket of

Currencies

Due June 26, 2008

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

June 21, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)